Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (Nos. 333-51854 and 333-179494) on Form S-8 of Kansas City Southern of our report dated June 21, 2012 relating to our audits of the statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) as of December 31, 2011 and delinquent participant contributions for the year ended December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the Kansas City Southern 401(k) and Profit Sharing Plan.

McGladrey LLP
Kansas City, Missouri
June 21, 2012